082-03116

# GREAT QUEST METALS LTD.

SUPPL

SEC
Mail Processing
Section

JUL 14 2009

Washington, DC
122

09046603

July 8, 2009

**Office of International Corporate Finance**
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

**RE: Great Quest Metals Ltd. (the "Company")**

Enclosed, for your files, is one copy of the Company's news release that was issued on July 8, 2009. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

**GREAT QUEST METALS LTD.**

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Dlw 7/21

# GREAT QUEST
## METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com


**July 8, 2009**

## Great Quest Reactivates the Baoule River Gold Concession

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce the granting of permits, the renewal of an agreement and results of an exploration program on the 207 sq km Baoule River gold concession in southwestern Mali, West Africa.

Under the terms of a renewal agreement on the Baoule River concession, Great Quest has the exclusive option of earning a 95% interest, subject to a 1% royalty, by paying approximately $100,000 over a period of four and one half years. All permits necessary for exploration and drilling on the concession have been granted by the Malian Government.

In 2008, a program of silt sampling, soil sampling of termite mounds and trenching was carried out by Newmont Mining Corporation, through CCM, a consultancy firm in Mali, under an agreement, now terminated, with the owner. The results of that work outlined four target areas anomalous in gold, of which only one target area was drilled. Target A was drilled by a RAB drill along northeasterly lines approximately 700 metres apart. Significant intersections of gold were reported from 3 holes as follows:

| Hole Number | Interval (metres) | Width (metres) | Grams per Tonne (gold) |
|---|---|---|---|
| GBAC 003 | 29 – 37 | 8 | 0.99 |
| GBAC 007 | 10 – 18 | 8 | 1.24 |
| Including | 10 – 14 | 4 | 1.92 |
| GBAC 010 | 32 – 36 | 4 | 1.43 |
| | 55 – 63 | 8 | 1.07 |
| | 79 – 87 | 8 | 0.80 |
| Including | 83 – 87 | 4 | 1.07 |

Holes GBAC 007 and 010 are 237 metres apart on the same northeasterly trending line. Two holes were drilled between them. From 007 it is 126 m northeast to 008, then 38 m to 009 and 73 m to 010. Hole GBAC 009 intersected anomalous gold. Hole GBAC 003 is 760 m southeast of GBAC 010 on an adjacent line. The gold mineralization is found in silt, sandstone and schist. The Newmont program was supervised and the report written by Fidele K. Kakou, Senior Geologist.

. . /2

The nearest mine to the Baoule River concession is the Kalana Gold Mine, 44 km to the northwest, held by Avnel Gold Mining Ltd. The December, 2006 resource estimate for the Kalana Mine showed a total measured and indicated resource of 981,000 ounces of gold at an average of 10.2 grams per tonne as well as a total inferred resource of 257,000 tonnes at 3.52 grams per tonne. The geology of the Kalana Mine consists of gold occurring mainly in flat-dipping quartz veins, but also in quartz stockworks, in metasediments adjacent to a diorite stock.

The gold intersected in metasediments on the Baoule River concession during the 2008 program in all likelihood indicates the presence of a nearby intrusive of diorite or of similar rock type. The initial objective of the next Great Quest program will be to locate the source of the mineralization, possibly a diorite intrusive, as a possible drill target and to drill for gold mineralization around it. At that point Great Quest will go ahead with a drill program or bring in a joint venture partner.

Great Quest management is currently in discussions with parties on three other properties in an attempt to generate more exploration activity in a very difficult environment for financing exploration companies.

**ON BEHALF OF THE BOARD OF DIRECTORS**
**OF GREAT QUEST METALS LTD.**

*"Willis W. Osborne"*
Willis W. Osborne
President

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ    Frankfurt Exchange: GQM

For additional information please contact:
**Investor Relations:**
George Butterworth: 604-689-2882
Toll Free: 877-325-3838